UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15d

of the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2008

Commission File Numbers 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

OMNOVA Solutions Retirement Savings Plan

December 31, 2008 and 2007 and Year ended December 31, 2008

with Report of Independent Registered Public Accounting Firm

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2008 and 2007 and

Year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of OMNOVA Solutions Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio

June 26, 2009

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$49,306,912	$72,043,546
Non-interest bearing cash	74,723	7,373
Pending sales	8,252	—
Interest and dividend income receivable	—	62,344

Total Assets	49,389,887	72,113,263

Liabilities
Excess employee contribution payable	(13,042)	(6,900)
Pending purchases	(91,021)	(6,540)

Total Liabilities	(104,063)	(13,440)

Net assets available for benefits at fair value	49,285,824	72,099,823

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,264	(32,508)

Net assets available for benefits	$49,302,088	$72,067,315

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions
Investment income (loss):
Interest and dividend income	$1,891,929
Net depreciation in fair value of investments	(26,072,303)

Net Investment loss	(24,180,374)

Contributions:
Employee	4,907,348
Employer	1,746,114
Rollovers	23,709

Total contributions	6,677,171

Deductions

Benefits paid to participants	(5,192,024)
Trustee and manager fees	(70,000)

Net decrease	(22,765,227)
Net assets available for benefits, beginning of year	72,067,315

Net assets available for benefits, end of year	$49,302,088

The accompanying notes to financial statements are an integral part of this statement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007 and

Year ended December 31, 2008

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all domestic employees of OMNOVA Solutions Inc. (OMNOVA, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Matching contributions for non-union participants are discretionary and can be suspended or terminated at any time. Matching contributions for salaried participants were suspended effective November 7, 2008. Prior to suspension, matching contributions were made at the rate of 50% of the first 6% of compensation contributed by a participant. Matching contributions for non-union hourly participants are currently at 50% of the first 6% of compensation contributed by a participant. Matching contributions for union hourly employees are determined by the collective bargaining agreement for each union and range from 0% up to 50% of the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options except the OMNOVA Stock Fund. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made in OMNOVA stock and/or cash and are made to the OMNOVA Stock Fund. Once received by the Plan, participants may direct the investment of employer contributions into any investment option offered by the Plan.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. Outstanding loans were $1,187,171 and $1,272,542 as of December 31, 2008 and 2007, respectively.

Distributions

Subject to certain limitations, a participant may withdraw all or part of their account balance upon the attainment of age 59 1/2. Distributions are required to begin at age 70 1/2 (in accordance with the Worker, Retiree and Employer Recovery Act of 2008, this requirement has been suspended for 2009). Distribution of the account balance to a participant who terminates or elects an in-service withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses paid by the Plan for investment managers and other service providers is charged to each Plan participants’ account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA. Effective November 1, 2008, substantially all Plan expenses were paid by OMNOVA

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

A description of the valuation methodologies used for assets and liabilities measured at fair value is included in Note C – Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Financial assets and liabilities are measured at fair value and categorized in three levels based on the assumptions (input) used to value the assets. The three levels are:

Level 1 – Observable inputs such as quoted prices in an active market for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in an active market, quoted prices in markets that are not active, and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Fair Value Measurements (continued)

The following financial assets were measured at fair value on a recurring basis during 2008:

	Fair Value at December 31, 2008	Level 1	Level 2	Level 3
Cash	$23,963	$23,963	$—	$—
Mutual funds	25,207,962	25,207,962	—	—
Common stock	1,765,072	1,765,072	—	—
Common collective trust	21,122,744	—	—	21,122,744
Participant loans	1,187,171	—	—	1,187,171

Total	$49,306,912	$26,996,997	$—	$22,309,915

A reconciliation of beginning and ending Level 3 measurements is as follows:

	Common Collective Trust	Participant Loans
Beginning balance	$25,220,755	$1,272,542
Total gains or losses included in earnings	(1,565,774)	—
Purchases, issuances and settlements	(2,532,240)	(85,371)

Ending balance	$21,122,744	$1,187,171

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Investments in mutual funds are valued at net asset value (NAV) of shares held by the plan at year end. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. The S&P 500 Flagship Fund, a common collective trust fund, is valued at the unit value of the fund which is based on the fair value of the underlying investments, using quoted market prices. Participant loans are valued at amortized cost, which approximates fair value.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Fair Value Measurements (continued)

The Plan’s investments include the National City Capital Preservation Fund (the “Fund”), a fully benefit-responsive common trust fund. The Fund’s underlying investments include guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The fair value of the GIC’s is determined based on the present value of the contracts’ expected cash flows, discounted at current market interest rates for like quality and duration investments. Synthetic GIC’s are comprised of underlying investments in a collective trust and wrapper contracts issued by third parties. The underlying investments of the synthetic investment contract are recorded at fair value based on quoted market prices. The wrapper contract is reported at fair value as determined by the Funds’ investment advisor based on changes in the present value of the contracts expected cash flows discounted at current market rates. The Statement of Net Assets Available for Benefits presents investment contracts at fair value and an adjustment from fair value to contract value as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gains or losses (both realized and unrealized) are included in Net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

D. OMNOVA Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the OMNOVA Stock Fund are as follows:

	December 31,
	2008	2007
Net assets:
Allegiant Money Market Fund	$23,963	$197,236
OMNOVA common stock	1,485,775	7,393,784
Pending purchases	(134)	(6,540)

Total	$1,509,604	$7,584,480

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. OMNOVA Stock Fund (continued)

Year ended December 31, 2008
Changes in net assets:
Employer contributions	$1,746,114
Interest and dividend income	3,243
Net depreciation in fair value of OMNOVA common stock	(7,217,484)
Net transfers to other investment options	(592,867)
Trustee and manager fees	(13,882)

Net decrease	(6,074,876)
Net assets, beginning of year	7,584,480

Net assets, end of year	$1,509,604

E. Investments

During the year ended December 31, 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

OMNOVA common stock	$(7,217,484)
Other common stock held in self-directed brokerage accounts	(182,614)
Mutual Funds	(18,672,205)

$(26,072,303)

Investments that represent 5% or more of the Plan’s net assets at either December 31, 2008 or 2007 are as follows:

	December 31,
	2008	2007
National City Capital Preservation Fund (contract value)	$13,598,386	$11,706,609
S&P 500 Flagship Fund	7,540,622	13,481,641
American Balanced Fund	4,757,390	6,298,540
Pimco Total Return Fund	4,024,348	3,477,163
Growth Fund of America	3,062,701	4,919,166
Artio International Equity Fund	2,753,679	—
Templeton Foreign Fund	2,068,846	4,298,516
OMNOVA Common Stock	1,485,775	7,393,784
Julius Baer International Fund	—	5,032,041

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

F. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

G. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

H. Party-in-Interest Transactions

Party-in-interest transactions include the investments in the proprietary funds of the Trustee and in the common stock of the Company.

At December 31, 2008 the Plan held 1,513,735 shares of OMNOVA Solutions Inc. common stock with a fair value of $1,485,775. At December 31, 2007 the Plan held 1,676,433 shares of OMNOVA Solutions Inc. common stock with a fair value of $7,393,784.

I. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

J. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$49,302,088	$72,067,315
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(16,264)	32,508
Deemed distributions of participant loans	—	(224,891)

Net assets available for benefits as reported in Form 5500	$49,285,824	$71,874,932

Year Ended December 31, 2008
Net change in net assets available for benefits per the financial statements	$(22,765,227)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(16,264)
Recognition of adjustment from contract value to fair value for fully benefit responsive investment contracts from the prior year	(32,508)
Recognition of deemed distributions to participants from prior year	224,891

Net change in net assets available for benefits as reported in Form 5500	$(22,589,108)

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652            Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
National City Capital Preservation Fund*	13,529,386 units	$13,582,122
S&P 500 Flagship Fund	454,775 units	7,540,622
American Balanced Fund	346,496 shares	4,757,390
PIMCO Total Return Fund	375,014 shares	4,024,348
Growth Fund of America	149,546 shares	3,062,700
Artio International Equity Fund	114,593 shares	2,753,679
Templeton Foreign Fund	465,956 shares	2,068,846
Selected American Fund	60,488 shares	1,726,332
Goldman Sachs Mid-Cap Value Fund	67,876 shares	1,497,336
OMNOVA Solutions Inc. Common Stock*	1,513,735 shares	1,485,775
DFA US 6-10 Small Company Portfolio	109,865 shares	1,340,352
Calamos Growth Fund	45,582 shares	1,329,161
T Rowe Price Retirement 2020	112,887 shares	1,249,655
T Rowe Price Retirement 2030	56,666 shares	628,996
T Rowe Price Retirement 2010	37,952 shares	423,920
Self-Directed Brokerage Accounts		279,297
T Rowe Price Retirement 2040	24,972 shares	275,445
T Rowe Price Retirement Inc	6,639 shares	69,802
Allegiant Money Market Fund (NCB)*	23,963 shares	23,963
Participant loans*	At interest rates ranging from 4.25% to 10.5%	1,187,171

		$49,306,912

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer

Date: June 29, 2009

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm